Cipher Technologies Management LP
600 Steamboat Rd Greenwich CT 06830
t +1 203 769 7800 e info@cipher.tech

14 June 2019

VIA EDGAR AND EMAIL

Brent J. Fields

Associate Director

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-1090

Re:	Cipher Technologies Bitcoin Fund; File No. 811-23443

Registration Statement on Form N-2

Dear Mr. Fields:

Thank you for your letter dated 28 May 2019 (the “May Letter”) regarding the initial registration statement on Form N-2 for Cipher Technologies Bitcoin Fund (the “Fund”) filed on 13 May 2019 (the “Initial Registration Statement”). We appreciate your engagement on the Initial Registration Statement, and we look forward to continued engagement on the record with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Fund and its registration statement. The May Letter addresses three distinct issues:

I.	You state that it is unclear whether the Fund would meet the definition of an investment company and, by extension, whether the Fund is registering appropriately under the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, you request that the Fund provide an analysis of whether and how the Fund will meet the definition of an investment company.

II.	You state that the Staff will not perform a detailed review of the Initial Registration Statement or issue any comments with respect to the Initial Registration Statement unless and until the Fund resolves certain unspecified issues.

III.	You reiterate the Staff’s request that the Fund voluntarily withdraw the Initial Registration Statement.

We address each of these issues in turn below.

I.	The Fund is an Investment Company for Purposes of the 1940 Act

We agree that the establishment of the Fund’s status as an investment company for purposes of the 1940 Act is an important threshold matter. The SEC and the Staff operate with limited resources, and it would be imprudent to dedicate resources within the Division of Investment Management to a full review of the Initial Registration Statement unless the Fund is properly an investment company. For the reasons set forth in detail below, the Fund is clearly an investment company and is registering appropriately under the 1940 Act.

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A.	The Fund Is an Investment Company if Bitcoins are Securities for 1940 Act Purposes

The 1940 Act defines the term “investment company”, in pertinent part, to mean “any issuer which … is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities….”1 The Fund proposes to issue shares of beneficial interest; therefore, it is clearly an “issuer” for purposes of the 1940 Act.2 As stated in the Initial Registration Statement, the Fund seeks to achieve its investment objectives primarily by “investing substantially all of its assets in bitcoins traded on domestic and international bitcoin trading platforms and exchanges and traded in the over-the-counter markets.”3 Accordingly, if bitcoins are “securities” for purposes of the 1940 Act, then the Fund is an “investment company” for purposes of the 1940 Act.

B.	Bitcoin Is a Security for 1940 Act Purposes

The United States Supreme Court (the “Court”) has expended considerable time, energy, and paper defining the contours of the term “security” for purposes of the federal securities laws. Generally, the Court’s decisions have focused on issues arising under the Securities Act of 1933, as amended (the “1933 Act”) and the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Court has “consistently held that the definition of ‘security’ in the 1934 Act is essentially the same as the definition of ‘security’ in §2(1) of the [1933 Act].”4 Additionally, the stated definitions of “security” under the 1940 Act and the 1933 Act are nearly identical.5 Therefore, “the court cases and other precedent interpreting the term ‘security’ for purposes of the 1933 and 1934 Acts are relevant to the determination of whether an instrument is a security for purposes of the 1940 Act because, presumably, any instrument that is a security for 1933 and 1934 Act purposes also is a security for 1940 Act purposes.”6 Accordingly, we begin with an analysis of whether bitcoin is a security for purposes of the 1933 Act and 1934 Act.

1.	Bitcoin Is a Security for 1933 Act and 1934 Act Purposes

In a feat of understatement that would make a Briton proud, Justice Powell once observed: “It is fair to say that [the Court’s] cases have not been entirely clear on the proper method of analysis for determining when an instrument is a ‘security.’”7 Nevertheless, certain things are clear.

1.	15 U.S.C. §80a-3(a)(1)(A).

2.	See 15 U.S.C. §80a-2(a)(22) (“’Issuer’ means every person who issues or proposes to issue any security, or has outstanding any security which it has issued.”). It is clear that the shares of beneficial interest proposed to be offered by the Fund constitute “securities” for purposes of the 1940 Act.

3.	Cipher Technologies Bitcoin Fund, Registration Statement on Form N-2, file no. 811-23443, filed May 13, 2019, available at https://www.sec.gov/Archives/edgar/data/1776589/000114420419025611/tv521304_n2.htm (internal defined terms omitted). The Fund also may engage in loans of portfolio bitcoins, write covered calls on portfolio bitcoins, and utilize bitcoin futures contracts; however, these strategies do not affect the analysis set forth herein.

4.	Marine Bank v. Weaver, 455 U.S. 551, 555 n.3 (1982), citing United Housing Found., Inc. v. Forman, 421 U.S. 837, 847 n.12 (1975).

5.	Compare 15 U.S.C. §80a-2(a)(36) with 15 U.S.C. §77b(a)(1) (The only substantive difference between the two definitions is that the 1933 Act definition specifically includes the term “security-based swap”, while the 1940 Act definition does not.).

6.	Robert H. Rosenblum, Investment Company Determination under the 1940 Act: Exemptions and Exceptions 31 (2nd ed. 2003). But see §I.B.2, infra, explaining why the converse of this statement is not necessarily true.

7.	Landreth Timber Co. v. Landreth, 471 U.S. 681, 688 (1985).

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First and foremost, “we are guided by the familiar canon of statutory construction that remedial legislation should be construed broadly to effectuate its purposes.”8 “In defining the scope of the market that it wished to regulate, Congress painted with a broad brush. It recognized the virtually limitless scope of human ingenuity….”9 “Congress' purpose in enacting the securities laws was to regulate investments, in whatever form they are made and by whatever name they are called.”10 Therefore, “Congress did not attempt to articulate the relevant economic criteria for distinguishing ‘securities’ from ‘non-securities’. Rather, it sought to define ‘the term 'security' in sufficiently broad and general terms so as to include within that definition the many types of instruments that in our commercial world fall within the ordinary concept of a security.’”11 The scope is not limited to the ordinary, however. In respect of both the 1933 Act and the 1934 Act, the Court has observed that “the reach of the Act does not stop with the obvious and commonplace.”12 Thus, “in searching for the meaning and scope of the word ‘security’ in the Act, form should be disregarded for substance and the emphasis should be on economic reality.”13 “Congress did not, however, intend to provide a broad federal remedy for all fraud. Accordingly, the task has fallen to the [SEC], the body charged with administering the [federal securities laws], and ultimately to the federal courts to decide which of the myriad financial transactions in our society come within the coverage of these statutes."14

The Court has taken up that task on multiple occasions to assess whether new or unique interests or instruments constitute securities for purposes of the federal securities laws. Drawing from that jurisprudence and from the text of the federal securities laws’ definition of “security”, the most promising avenue for analysis is whether bitcoin constitutes an “investment contract”. As discussed in more detail below, we believe it does.

8.	Tcherepnin v. Knight, 389 U.S. 332, 336 (1967). “The [1934] Act quite clearly falls into the category of remedial legislation.” Id. “The primary purpose of the Acts of 1933 and 1934 was to eliminate serious abuses in a largely unregulated securities market.” Forman, 421 U.S. at 849. The 1940 Act is also remedial in nature. See generally Walter P. North, Brief History of Federal Investment Company Legislation, 44 Notre Dame L. Rev. 677 (1969) (discussing the adoption of the 1940 Act in light of the perceived shortcomings of existing federal securities laws and following an extensive study mandated by the Trust Indenture Act of 1935).

9.	Reves v. Ernst & Young, 494 U.S. 56, 60-61 (1990).

10.	Id. at 61.

11.	Forman, 421 U.S. at 847-848, quoting H.R. Rep. No. 85, 73d Cong., 1st Sess., 11 (1933).

12.	Tcherepnin, 389 U.S. at 338, quoting SEC v. C.M. Joiner Leasing Corp., 320 U.S. 344, 351 (1943). Accord Marine Bank v. Weaver, 455 U.S. 551, 556 (1982), citing Superintendent of Insurance of New York v. Bankers Life & Casualty Co., 404 U.S. 6, 10 (1971); Joiner, 320 U.S. at 351 (“[T]he coverage of the antifraud provisions of the securities laws is not limited to instruments traded at securities exchanges and over-the-counter markets, but extends to uncommon and irregular instruments.”).

13.	Tcherepnin, 389 U.S. at 336, citing SEC v. W.J. Howey Co., 328 U.S. 293, 298 (1946).

14.	Reves, 494 U.S. at 61 (internal footnotes, quotations, and citations omitted).

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The 1933 Act definition of “security” includes not only “the commonly known documents traded for speculation or investment”, but also “‘securities’ of a more variable character, designated by such descriptive terms as ‘certificate of interest or participation in any profit-sharing agreement,’ ‘investment contract,’ and, ‘in general, any interest or instrument commonly known as a security’."15 “The term ‘investment contract’ is undefined by the [federal securities laws] or by relevant legislative reports. But the term was common in many state ‘blue sky’ laws in existence prior to the adoption of the federal statute, and, although the term was also undefined by the state laws, it had been broadly construed by state courts so as to afford the investing public a full measure of protection. Form was disregarded for substance, and emphasis was placed upon economic reality. An investment contract thus came to mean a contract or scheme for ‘the placing of capital or laying out of money in a way intended to secure income or profit from its employment.’”16 From that historical state law precedent, the Court, first in Howey and again in subsequent cases, distilled a deceptively simple, four-part test. “To determine whether a particular financial relationship constitutes an investment contract, ‘[t]he test is whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others.’ This test is to be applied in light of ‘the substance – the economic realities of the transaction – rather than the names that may have been employed by the parties.’”17

We address each component in turn:

i.	an investment of money…

“[I]t is well established that cash is not the only form of contribution or investment that will create an investment contract.”18 While the Court has determined in certain instances that an arrangement lacked sufficient consideration to constitute an investment of money,19 “[t]his is not to say that a person's ‘investment,’ in order to meet the definition of an investment contract, must take the form of cash only, rather than of goods and services.”20 Generally speaking, bitcoin is acquired in exchange for one of three types of consideration, all of which constitute an investment of money for purposes of determining whether an investment contract exists: (1) fiat currency, (2) other digital assets, or (3) services in the form of “mining blocks”21. Thus, the acquisition of bitcoin involves an investment of money.

ii.	… in a common enterprise…

The term “common enterprise” has been variously defined by the lower courts in terms of horizontal or vertical commonality. The Ninth Circuit, for example, defined common enterprise substantially to the effect that (1) there must be present a party in addition to the purchaser, (2) that third party must have some economic interest in the subject matter of the scheme, and (3) the economic welfare of the participants is inextricably woven together.22 While this articulation is an example of vertical commonality, and different courts have applied different conceptions of commonality, one characteristic is common across all versions of commonality, namely, that the investor has, by making the investment, effectively diminished the control she might otherwise retain over her chances of success and made her success contingent to some extent on the efforts and fortunes of others. In this sense, the “common enterprise” element of the investment contract test can be viewed as closely related to the “solely from the efforts of others” element.23 This may be why the SEC “does not require vertical or horizontal commonality per se, nor does it view a ‘common enterprise’ as a distinct element of the term ‘investment contract’.”24 In any event, as explained more fully below, the economic welfare of all purchasers of bitcoin is inexorably tied to the efforts of others, and it is therefore clear that an investment in bitcoin represents a common enterprise.

15.	Howey, 328 U.S. at 297 (internal footnotes omitted).

16.	Id. at 298, quoting State v. Gopher Tire & Rubber Co., 146 Minn. 52, 56 (1920).

17.	Teamsters v. Daniel, 439 U.S. 551, 558-559 (1979) (internal citations omitted), citing Howey, Forman, and Tcherepnin.

18.	Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 574 (10th Cir. 1991).

19.	See generally Daniel, 439 U.S. 551 (determining, in the context of a noncontributory, compulsory pension plan, that an abstract exchange of a portion of labor was insufficient to constitute the requisite investment).

20.	Id. at 560 n. 12, citing Forman, 421 U.S. at 852 n. 16.

21.	We include in this phrase the confirmation of transactions in a new block, even after the primary issuance of a finite number of bitcoins is ultimately completed.

22.	Jeffrey Allen Tew & David Freedman, In Support of SEC v. W.J. Howey Co.: A Critical Analysis of the Parameters of the Economic Relationship Between an Issuer of Securities and the Securities Purchaser, 27 U. Miami L. Rev. 407, 415 (1973), available at http://repository.law.miami.edu/umlr/vol27/iss3/5 [hereinafter In Support of Howey], citing L.A. Trust Deed & Mortgage Exch. v. SEC, 285 F.2d 162 (9th Cir. 1960).

23.	See In Support of Howey at 421 (“At this point it should be apparent that all of the characteristics of a ‘common enterprise’ could easily be integrated into the element of expecting profits ‘solely from the efforts of others’.”).

24.	Strategic Hub for Innovation and Financial Technology, Framework for “Investment Contract” Analysis of Digital Assets (last modified Apr. 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets, citing In re Barkate, 57 S.E.C. 488, 496 n. 13 (Apr. 8, 2004).

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iii.	… with profits…

A reasonable expectation of profits is essential to the existence of an investment contract; however, it is very important to remember that this element is essential principally to distinguish (1) situations in which a person purchases an interest with a view to holding and profiting from it, and (2) situations in which a person purchases an interest for her own consumption. “By profits, the Court has meant either capital appreciation resulting from the development of the initial investment, as in [Joiner, 320 U.S. 344] (sale of oil leases conditioned on promoters' agreement to drill exploratory well), or a participation in earnings resulting from the use of investors' funds, as in [Tcherepnin, 389 U.S. 332] (dividends on the investment based on savings and loan association's profits). In such cases, the investor is ‘attracted solely by the prospects of a return’ on his investment. [Howey, 328 U.S. at 300]. By contrast, when a purchaser is motivated by a desire to use or consume the item purchased – ‘to occupy the land or to develop it themselves,’ as the Howey Court put it – the securities laws do not apply.”25 In other words, “[w]hat distinguishes a security transaction … is an investment where one parts with his money in the hope of receiving profits from the efforts of others, and not where he purchases a commodity for personal consumption or living quarters for personal use.”26

Because the principal distinction is profit versus consumption, it would also be inappropriate to construe “profits” narrowly to the examples referenced above. As was astutely observed by Justice Brennan in his dissent from Forman, “the Court must surprise knowledgeable economists with its proposition … that profits cannot assume forms other than appreciation of capital or participation in earnings. All of the varieties of profit involved here accrue to the resident stockholders in the form of money saved, rather than money earned. Not only would simple common sense teach that the two are the same, but a more sophisticated economic analysis also compels the conclusion that, in a practical world, there is no difference between the two forms of income. The investor finds no reason to distinguish, for example, between tax savings and after-tax income. Under a statute having as one of its ‘central purposes’ ‘to protect investors,’ it is obvious that the Court errs in distinguishing among types of economic inducements which have no bearing on the motives of investors. Construction of the statute in terms of economic reality is more faithful to its ‘central’ purpose ‘to protect investors’.”27

25.	Forman, 421 U.S. at 852-853.

26.	Id. at 858. Accord Landreth, 471 U.S. at 689 (observing that the Forman Court concluded that the instruments at issue “were not ‘securities’ by virtue of being ‘investment contracts,’ because the economic realities of the transaction showed that the purchasers had parted with their money not for the purpose of reaping profits from the efforts of others, but for the purpose of purchasing a commodity for personal consumption”). The Forman Court did not address the application of the federal securities laws to transactions in which an investor is offered both a commodity for use and an expectation of profits. See Forman, 421 U.S. at 853 n. 17. As in Forman, the question is inapposite in the instant case, because bitcoin cannot be consumed, only transferred. “Spending” bitcoin is but a specific method of transferring it, and in any event, a person spending bitcoin will have realized a gain or loss on her investment in bitcoin during the period of her holding, however short.

27.	Forman, 421 U.S. at 863-864 (6-3 decision) (Brennan, J., dissenting) (internal footnotes and citations omitted).

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Many bitcoin investors purchase bitcoin for speculative purposes, which definitionally involves an expectation of profits. The scope of the term “profits” is potentially important, however, in that some advocates of bitcoin promote it, and some investors therefore presumably purchase it, as a store of value, rather than as a speculative investment. Still others may purchase it as a potential medium of transaction to acquire goods or services (hence the moniker virtual currency), which itself implies some expectation of relatively stable or predictable value over time. Whatever the motivation, a bitcoin investor expects either to achieve an appreciation in value or to avoid a depreciation in value. In either event, she evinces an expectation of profits, properly construed. It is similarly irrelevant whether bitcoin is promotional in character or whether bitcoin has any intrinsic value.28

iv.	… to come solely from the efforts of others

Having established a clear expectation of profits, the next question is whether such profits come solely from the efforts of others. As an initial matter, one should dispense with the word “solely”. The Court has recognized that lower courts have held that “the word ‘solely’ should not be read as a strict or literal limitation on the definition of an investment contract, but rather must be construed realistically, so as to include within the definition those schemes which involve in substance, if not form, securities.”29 While the Forman Court specifically expressed no view on this holding, the Daniel Court specifically embraced the concept underlying the holding.30 Thus, the real question is whether profits will come principally from the efforts of others:

In view of these developments and our analysis of the import of the language in and the derivation of the Howey test, we hold that the proper standard in determining whether a scheme constitutes an investment contract is that explicated by the Ninth Circuit in SEC v. Glen W. Turner Enterprises, Inc. In that case, the court announced that the critical inquiry is “whether the efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”31

28.	See Howey, 328 U.S. at 301 (“We reject the suggestion of the Circuit Court of Appeals that an investment contract is necessarily missing where the enterprise is not speculative or promotional in character and where the tangible interest which is sold has intrinsic value independent of the success of the enterprise as a whole. The test is whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others. If that test be satisfied, it is immaterial whether the enterprise is speculative or nonspeculative, or whether there is a sale of property with or without intrinsic value. The statutory policy of affording broad protection to investors is not to be thwarted by unrealistic and irrelevant formulae.”)

29.	Forman, 421 U.S. at 852 n. 16, citing SEC v. Glenn Turner Enter., 474 F.2d 476, 482, cert denied, 414 U.S. 821 (1973).

30.	See Daniel, 439 U.S. at 560 n. 12, citing Forman, 421 U.S. at 852 n. 16, in support of the view that “investment of money” should not be read as a strict or literal interpretation. See also n. 20, supra, and accompanying text.

31.	SEC v. Koscot Interplanetary, Inc., 497 F.2d 473, 483 (5th Cir. 1974) (internal citations omitted).

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The Fifth Circuit, importantly, viewed its adopted test as being consistent with the position previously articulated by the SEC:

This test also comports with the position adopted by the SEC. Securities Act Release No. 5211 (Nov. 30, 1971), reported in 1971-72 Transfer Binder CCH Fed.Sec.L.Rep. #98446, provides as follows:

'It must be emphasized that the assignment of nominal or limited responsibilities to the participant does not negate the existence of an investment contract; where the duties assigned are so narrowly circumscribed as to involve little real choice of action or where the duties assigned would in any event have little direct effect upon receipt by the participant of the benefits promised by the promoters, a security may be found to exist. As the [Court] has held, emphasis must be placed upon economic reality. While the [SEC] has not taken the position that a franchise arrangement necessarily involves the offer and sale of a security, in the [SEC]'s view a security is offered or sold where the franchisee is not required to make significant efforts in the operation of the franchise in order to obtain the promised return.’32

In respect of bitcoin, it is not possible for an investor to make essential managerial efforts which affect the failure or success of the enterprise given the design of the bitcoin network and protocol, which rely on the participation of many market participants.

As background, the bitcoin network is effectively a broadcast network of participating nodes operating on a cryptographic protocol to form a distributed timestamp server. Transactions in bitcoin are accomplished by broadcasting digitally signed messages to the bitcoin network using a software implementation such as Bitcoin Core. These transactions are grouped into “blocks” and recorded into a distributed and replicated public ledger (commonly referred to as the blockchain) in which each new block is linked to the previous block through an SHA-256 cryptographic hash. A “node”, for these purposes, is any computer that connects to the bitcoin network. A “full node” downloads every block and transaction and validates them by rigorously verifying them against the rules of the bitcoin network. Validated new transactions are continuously grouped into new blocks by “mining nodes”, which compete to generate a “proof of work” which permits the new block to be added to the blockchain. The proof of work is effectively a mathematically complex puzzle requiring the identification of a nonce (an arbitrary number) that, when hashed with the block content, yields a result that is numerically smaller than the bitcoin network’s difficulty target. When a mining node solves a proof of work, it broadcasts the new block to the bitcoin network for verification by full nodes. Although difficult for mining nodes to generate, the proof of work is easy for full nodes to verify. Full nodes verify the new block only if all of the transactions in it are valid and not already spent. Nodes collectively express acceptance of a new block by working on creating the next block.33

32.	Id. at 483 n. 14 (internal citations omitted).

33.	See Satoshi Nakamoto, Bitcoin: A Peer-to-Peer Electronic Cash System 3-4 (2008), available at https://bitcoin.org/bitcoin.pdf [hereinafter Bitcoin White Paper].

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Essential in this protocol is the participation of many honest nodes.34 The essential nature of honest node participation is highlighted by the incentive structure built into the bitcoin protocol. “By convention, the first transaction in a block is a special transaction that starts a new coin owned by the creator of the block.”35 The bitcoin reward for solving a proof of work provides an incentive for nodes to support the bitcoin network, and also functions as the means of primary issuance of bitcoin.36 Node participation can also be incentivized with transaction fees. The bitcoin blockchain is effectively a triple-entry accounting system; “[i]f the output value of a transaction is less than its input value, the difference is a transaction fee that is added to the incentive value of the block containing the transaction.”37 Thus, even after the finite, predetermined number of bitcoins has been issued, these transaction fees can serve as a standalone incentive for node participation. Collectively, these incentives are designed to motivate nodes to remain honest.38

If a sufficient number of nodes stopped participating altogether, then bitcoin as a network would be critically undermined, and bitcoin as an instrument would lose significant value. If all nodes stopped participating, then bitcoin as a network would fail, and bitcoin as an instrument would effectively be worthless. Thus, whether a bitcoin purchaser’s expectation of profit is based on an appreciation in value or the avoidance of a depreciation in value, her expectation of profit is inextricably dependent on the active participation of numerous other people, however broadly distributed, in running honest nodes. Even if a bitcoin purchaser herself runs a node, the enterprise that is the bitcoin network is definitionally dependent, and her profit expectation is accordingly also dependent, on the active and continued participation of many others like her.

* * * * *

As explained above, purchases of bitcoin involve an investment of money in a common enterprise with profits to come solely from the efforts of others. Thus, bitcoin constitutes an investment contract and is properly a “security” for purposes of the 1933 Act and 1934 Act.39

In reaching the foregoing conclusion, we have considered and rejected the argument, first articulated by William Hinman, Director of the Division of Corporation Finance, in remarks at the Yahoo Finance All Markets Summit: Crypto in June 2018, that current offers and sales of bitcoin may not constitute offers and sales of securities because of the decentralized nature of the bitcoin network:40

34.	See id. at 1 (“The system is secure as long as honest nodes collectively control more CPU power than any cooperating group of attacker nodes.”).

35.	Id. at 4.

36.	In this sense, the bitcoin offering mechanism can be thought of as somewhat analogous to a shelf registration.

37.	Bitcoin White Paper at 4.

38.	See id. (“If a greedy attacker is able to assemble more CPU power than all the honest nodes, he would have to choose between using it to defraud people by stealing back his payments, or using it to generate new coins.”).

39.	One would reach the same conclusion analyzing whether bitcoin is an “instrument commonly known as a security”. The Landreth Court characterized the Daniel Court’s statement that the Howey test “embodies the essential attributes that run through all of the Court's decisions defining a security” as dicta. Landreth, 471 U.S. at 691 n.5. The Court elaborated: “This was not to say that the Howey test applied to any case in which an instrument was alleged to be a security, but only that, once the label ‘stock’ did not hold true, we perceived no reason to analyze the case differently whether we viewed the instruments as ‘investment contracts’ or as falling within another similarly general category of the definition – an ‘instrument commonly known as a security.’ Under either of these general categories, the Howey test would apply.” Id.

40.	Many outlets have reported that statements by SEC Chairman Jay Clayton in a letter to Rep. Ted Budd confirmed Chairman Clayton’s agreement with the conclusions expressed by Director Hinman in respect of specific cryptocurrencies such as bitcoin or ethereum. See, e.g., https://coincenter.org/link/sec-chairman-clayton-just-confirmed-commission-staff-analysis-that-ethereum-and-cryptos-like-it-are-not-securities. However, Chairman Clayton’s letter reads much more narrowly. He said:

Your letter also asks whether I agree with certain statements concerning digital tokens in Director Hinman's June 2018 speech. I agree that the analysis of whether a digital asset is offered or sold as a security is not static and does not strictly inhere to the instrument. A digital asset may be offered and sold initially as a security because it meets the definition of an investment contract, but that designation may change over time if the digital asset later is offered and sold in such a way that it will no longer meet that definition. I agree with Director Hinman's explanation of how a digital asset transaction may no longer represent an investment contract if, for example, purchasers would no longer reasonably expect a person or group to carry out the essential managerial or entrepreneurial efforts. Under those circumstances, the digital asset may not represent an investment contract under the Howey framework. Letter from Jay Clayton, Chairman, Sec. and Exch. Comm’n, to Ted Budd, U.S. Representative (Mar. 7, 2019).

Chairman Clayton’s more measured response is not inconsistent with the conclusion expressed herein because, as discussed, purchasers of bitcoin continue to reasonably expect a group (honest node operators) to carry out the essential managerial or entrepreneurial efforts of the bitcoin network.

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“If the network on which the token or coin is to function is sufficiently decentralized – where purchasers would no longer reasonably expect a person or group to carry out essential managerial or entrepreneurial efforts – the assets may not represent an investment contract. Moreover, when the efforts of the third party are no longer a key factor for determining the enterprise’s success, material information asymmetries recede. As a network becomes truly decentralized, the ability to identify an issuer or promoter to make the requisite disclosures becomes difficult, and less meaningful.

“And so, when I look at Bitcoin today, I do not see a central third party whose efforts are a key determining factor in the enterprise. The network on which Bitcoin functions is operational and appears to have been decentralized for some time, perhaps from inception. Applying the disclosure regime of the federal securities laws to the offer and resale of Bitcoin would seem to add little value.”41

Director Hinman’s pragmatic observations regarding effective enforcement of certain aspects of the federal securities laws in respect of bitcoin are rather unassailable, but those observations ultimately do not bear on the core question of whether bitcoin is in fact a security. Nowhere in the Court’s articulations of the investment contract test has there appeared a requirement to assess whether the third parties on whom an investor’s profit expectations are based are centralized or decentralized. Nor is there any compelling authority for inserting such a requirement. As noted above, the decentralized nature of bitcoin actually strengthens the argument that bitcoin is a security – if there were a centralized authority controlling the bitcoin network, then an investor’s participation in such authority might be sufficient to negate the application of the federal securities laws to her bitcoin transaction. Because bitcoin is inherently decentralized, however, it is simply not possible for that investor to ever exercise any sufficiently meaningful effort.42

41.	William Hinman, Director, Sec. and Exch. Comm’n Div. of Corp. Fin., Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), available at https://www.sec.gov/news/speech/speech-hinman-061418#_ftnref9.

42.	One can also challenge the assertion that material information asymmetries necessarily recede in the absence of a central authority. Bitcoin Core contributors, for example, almost certainly possess an asymmetric information advantage over lay investors. More relevant to the instant letter, it is easy to imagine how professional bitcoin investors could possess an asymmetric information advantage over other investors whose money they seek to manage, or how a professional bitcoin investor sponsoring a registered investment company focused on investments in bitcoin could possess an asymmetric information advantage over potential investors in that investment company.

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In any event, the SEC has not yet made any determination with respect to bitcoin’s status as a security for purposes of the federal securities laws.43

2.	Bitcoin Is a Security for 1940 Act Purposes

As discussed, any instrument that is a security for 1933 Act and 1934 Act purposes is presumably also a security for 1940 Act purposes.44 Because bitcoin constitutes an investment contract and is properly a “security” for purposes of the 1933 Act and 1934 Act, it therefore follows that bitcoin also constitutes a “security” for purposes of the 1940 Act. However, let us assume for argument’s sake that the SEC disagrees at the margins with some aspect of the analysis above, or determines for reasons unique to the 1933 Act and 1934 Act that bitcoin should not constitute a security for purposes of the 1933 Act and 1934 Act, notwithstanding the analysis above.45

In such hypothetical case, the weight of SEC precedent, considerations of Congressional intent, and the unique nature of the 1940 Act relative to the 1933 Act and the 1934 Act collectively compel a conclusion that bitcoin is nevertheless a security for purposes of the 1940 Act.

The SEC has maintained for almost 40 years that the definition of “security” should be understood as being broader under the 1940 Act than under other federal securities statutes in light of the different remedial purposes of each statute: “While the language in the [1940 Act’s] definition of the term ‘security’ is identical to that in the [1933 Act], the regulatory context under the [1940 Act] differs fundamentally from that under the [1933 Act] and the [1934 Act]. The [1940 Act] broadly regulates the operation and management of investment companies.”46 In the SEC’s view, “since the traditionally broad interpretation given the term ‘investment contract’ by [the] Court has proven so indispensable in policing fraudulent schemes involving non-conventional investment vehicles, the SEC is concerned that the term not be narrowly construed.”47 While the Marine Bank Court held, consistent with the position of the SEC in the U.S. Amicus Brief, that an FDIC-insured certificate of deposit purchased in a unique, privately negotiated transaction did not constitute a security for purposes of the federal securities laws, it also noted that “[i]t does not follow that a certificate of deposit or business agreement between transacting parties invariably falls outside the definition of a ‘security’ as defined by the federal statutes. Each transaction must be analyzed and evaluated on the basis of the content of the instruments in question, the purposes intended to be served, and the factual setting as a whole.”48

43.	See Jay Clayton, Chairman, Sec. and Exch. Comm’n, Statement Regarding SEC Staff Views (Sep. 13, 2018), available at https://www.sec.gov/news/public-statement/statement-clayton-091318 (“The [SEC]’s longstanding position is that all staff statements are nonbinding and create no enforceable legal rights or obligations of the [SEC] or other parties.”). The same is true of statements by individual commissioners.

44.	Supra n.6 and accompanying text.

45.	For example, the SEC may in its discretion determine that, for purposes of the 1933 Act and the 1934 Act, considerations of promoting efficiency, competition, and capital formation may outweigh investor protection considerations. Cf. 15 U.S.C. §77b(b) (“Whenever pursuant to this subchapter the [SEC] is engaged in rulemaking and is required to consider or determine whether an action is necessary or appropriate in the public interest, the [SEC] shall also consider, in addition to the protection of investors, whether the action will promote efficiency, competition, and capital formation.”); 15 U.S.C. §78c(f) (“Whenever pursuant to this chapter the [SEC] is engaged in rulemaking, or in the review of a rule of a self-regulatory organization, and is required to consider or determine whether an action is necessary or appropriate in the public interest, the [SEC] shall also consider, in addition to the protection of investors, whether the action will promote efficiency, competition, and capital formation.”).

46.	Brief for the United States as Amicus Curiae, Marine Bank v. Weaver, 1981 U.S. S. Ct. Briefs LEXIS 1675 at *39 (internal citations omitted) [hereinafter U.S. Amicus Brief].

47.	Id. at *9.

48.	Marine Bank, 455 U.S. at 560 n. 11.

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One may reasonably conclude that the Marine Bank Court, in specifically observing the narrowness of its holding, effectively agreed with the SEC’s position in the U.S. Amicus Brief. Certainly, the Staff reached that conclusion, observing that Marine Bank’s footnote 11 “seems to recognize the validity of the SEC's concern that the term ‘security’ not be construed in a way that would call into question the applicability of the securities laws in other contexts.”49 The Staff has been very consistent in extending the SEC’s interpretation of the term “security” under the 1940 Act, specifically rejecting a commercial-versus-investment dichotomy in holding certain types of notes to be securities for purposes of the 1940 Act, notwithstanding that such notes were not securities for purposes of the 1933 Act and the 1934 Act.50 In recognition of the specific remedial purpose of the 1940 Act, the Staff has also recognized as “securities” for purposes of the 1940 Act various other types of financial instruments that are not treated as securities under the 1933 Act or the 1934 Act.51, 52

Additionally, in 1992, the Staff of the Division of Investment Management released a report entitled Protecting Investors: A Half Century of Investment Company Regulation. In that report, the Staff, in considering structured financings backed by mortgage notes and consumer receivables, rejected an approach that would interpret the 1940 Act as excluding commercial instruments, and instead recommended that the SEC adopt a rule exempting such financings from 1940 Act registration requirements. The Staff believed that registered investment companies investing in such financings should remain subject to the 1940 Act.53

49.	Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (Oct. 28, 1982).

50.	See Bank of America National Savings Association, SEC No-Action Letter (Jun. 23, 1983) (stating that a finding that an instrument is “of a commercial rather than of an investment character … would be no basis for finding that such instruments were not securities under the 1940 Act because the 1940 Act explicitly recognizes that although an instrument is of a commercial character, it is still a security. In other words, for purposes of the 1940 Act (i.e., the regulation of a pool of portfolio securities), it makes no difference that the securities are commercial instruments except as otherwise specifically provided in the 1940 Act.”) (internal footnotes omitted); Harrell Int’l, Inc., SEC No-Action Letter (May 24, 1989) (“We have taken the position that a determination that a note evidencing a commercial transaction is not a security under the 1933 Act or the 1934 Act is not applicable in determining whether a person engaged in the business of investing in such notes is investing in ‘securities’ in the context of a determination of whether the person is an investment company under the 1940 Act.”).

51.	See, e.g., American Express Income Shares, Inc., SEC No-Action Letter (Nov. 14, 1974) (treating bank and savings and loan obligations as securities for 1940 Act purposes and noting that despite their high liquidity and low risk, investments in those obligations can involve significant investment risk); Bank of Oregon, SEC No-Action Letter (Dec. 20, 1979) (determining that financial instruments such as bankers’ acceptances may be securities for 1940 Act purposes if the business purpose of the holder is to invest in them); Putnam Diversified Premium Income Trust, SEC No-Action Letter (May 23, 1989) (treating bank loan participations as 1940 Act securities despite not being treated as securities under the 1933 Act); PIMCO Funds, SEC No-Action Letter (July 9, 2022) (rejecting the argument that foreign currency contracts are not investment securities for purposes of the 1940 Act).

52.	This line of reasoning may suggest that, even if the acquisition of bitcoin for purely transactional purposes may not involve the acquisition of a security for purposes of the 1933 Act and 1934 Act, when an investment pool acquires bitcoin for investment purposes, it is acquiring an instrument that should be viewed as a security for 1940 Act purposes.

53.	See C. Steven Bradford, Expanding the Investment Company Act: The SEC's Manipulation of the Definition of Security 1005 (1999), available at http://digitalcommons.unl.edu/lawfacpub/92.

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Similarly, the exclusion of bitcoin from the definition of “security” under the 1940 Act would seriously undermine the remedial purposes of the 1940 Act intended by Congress. The context therefore requires its inclusion.54 At issue is the regulation of the management of a portfolio of financial instruments, rather than the issuance or trading of such instruments, and in the absence of any action by Congress to prescribe a comprehensive scheme of legislation governing cryptocurrencies such as bitcoin,55 considering bitcoin to be a security for 1940 Act purposes is most consistent with the Congressional focus on investor protection that underlies the 1940 Act.56 Considerations of investor protection are paramount under the 1940 Act,57 and classification of bitcoin as a security would promote investor protection while, at the same time, potentially leading to improvements in efficiency, competition, and capital formation in the cryptocurrency space. Indeed, nothing about the classification of bitcoin as a security for 1940 Act purposes would stifle innovation in the cryptocurrency ecosystem broadly. Rather, the availability of a properly regulated registered investment company offering efficient exposure to bitcoin is essential to the continued entry of institutional investors into the cryptocurrency markets,58 which is in turn essential to the continued development and maturation of such markets, which in turn facilitates and encourages such innovation.

Because bitcoin is, as explained above, a security for 1940 Act purposes, the Fund is an investment company for 1940 Act purposes.

54.	See U.S. Amicus Brief at 39-40 (advocating the continued inclusion of money market funds within the regulatory sphere of the 1940 Act notwithstanding their potentially significant investments in certificates of deposit, which might not constitute securities under the 1933 Act or the 1934 Act). As the U.S. Amicus Brief made plain, the definition of “security” in the 1940 Act, like all definitions in §2(a) of the 1940 Act, is modified by the introductory phrase “unless the context otherwise requires”. 15 U.S. Code §80a-2(a).

55.	Cf. Daniel, 439 U.S. at 569-570 (concluding that Congress’ enactment of comprehensive regulation of employee benefit plans after adoption of the federal securities laws provided evidence that interests in non-contributory, compulsory pension plans are not securities); Marine Bank, 455 U.S. at 559 (“It is unnecessary to subject issuers of bank certificates of deposit to liability under the antifraud provisions of the federal securities laws, since the holders of bank certificates of deposit are abundantly protected under the federal banking laws.”). See also §I.B.5, infra.

56.	See SEC v. Nat’l Sec., Inc., 393 U.S. 453, 466 (1969) (“Congress itself has cautioned that the same words may take on a different coloration in different sections of the securities laws….”).

57.	Cf. 15 U.S.C. §80a-2(c) (“Whenever pursuant to this subchapter the [SEC] is engaged in rulemaking and is required to consider or determine whether an action is consistent with the public interest, the [SEC] shall also consider, in addition to the protection of investors, whether the action will promote efficiency, competition, and capital formation.”).

58.	Our conversations in the market suggest that the lack of a well-regulated investment vehicle in the United States may effectively prohibit participation altogether by certain institutional investors.

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3.	It Is Irrelevant Whether Bitcoin Is a Commodity

The Commodity Futures Trading Commission (the “CFTC”) and at least one U.S. federal court have determined that bitcoin is a “commodity” for purposes of the Commodity Exchange Act of 1936, as amended (the “CEA”).59 This has led some observers to conclude that bitcoin therefore cannot be a security for purposes of the federal securities laws. This conclusion, however, is inconsistent with the statutory text and history of the CEA. Specifically, Section 1a(9) of the CEA defines “commodity” to include “all goods and articles . . . and all services, rights and interests . . . in which contracts for future delivery are presently or in the future dealt in,” with only two exceptions—onions and motion picture box office receipts. As one commentator has written, when Congress amended the CEA in 1974 to create the CFTC, “Congress buried among the 1974 amendments to the [CEA] an expanded definition of the term ‘commodity’ to include literally anything, with one exception, which was or might in the future be the subject of futures trading.”60

Because of the sheer breadth of the definition of “commodity” in the CEA, virtually any instrument that is a “security” for purposes of any of the federal securities laws is also a “commodity” for purposes of the CEA. 61 Accordingly, the determination that bitcoin is definitionally a “commodity” under the CEA is simply irrelevant to determining whether bitcoin is also a security under any of the federal securities statutes. Furthermore, the characterization of bitcoin as both a security for purposes of the 1940 Act and a commodity for purposes of the CEA would not create an environment of overlapping regulatory jurisdictions that “serves no general purpose”.62 Section 2(a)(1)(A) of the CEA provides that the CFTC shall have exclusive jurisdiction (with certain exceptions) with respect to accounts, agreements, and transactions involving swaps or contracts of sale of a commodity for future delivery traded on specified markets.63 This grant of jurisdiction to the CFTC with respect to swaps and futures contracts relating to an instrument that constitutes a commodity, however, in no way limits the jurisdiction of the SEC with respect to either (1) trading in the same instrument other than through a swap or futures contract or (2) pooled investment vehicles that invest in that instrument. Indeed, the CEA itself is explicit on this point: Section 2(a)(1)(A) of the CEA, which confers on the CFTC exclusive jurisdiction over certain swaps and futures contracts, states that “nothing contained in this section shall (I) supersede or limit the jurisdiction at any time conferred on the Securities and Exchange Commission or other regulatory authorities under the laws of the United States or of any State, or (II) restrict the Securities and Exchange Commission and such other authorities from carrying out their duties and responsibilities in accordance with such laws.”64 Thus, the determination that bitcoin is a commodity for purposes of the CEA has no consequences for the SEC’s authority (and responsibility) to regulate investment companies that invest in bitcoin. On the contrary, oversight by the SEC of pooled investment vehicles’ investment in bitcoin as an asset class would be complemented by oversight by the CFTC of trading in bitcoin derivative instruments and potential fraud in the bitcoin spot markets.65

59.	See In the Matter of Coinflip, Inc., CFTC Docket No. 15-29, at 3 (Sep. 17, 2015), available at: http://www.cftc.gov/ucm/groups/public/@lrenforcementactions/documents/legalpleading/enfcoinfliprorder09172015.pdf; In the Matter of TeraExchange LLC, CFTC Docket No. 15-33, at 4 n. 3 (Sep. 24, 2015), available at: http://www.cftc.gov/idc/groups/public/@lrenforcementactions/documents/legalpleading/enfteraexchangeorder92415.pdf; CFTC v. McDonnell, Case 1:18-cv-00361-JBW-RLM, Memorandum & Order (E.D.N.Y. Mar. 6, 2018). Notably, none of the foregoing have determined that bitcoin is not a security.

60.	John H. Stassen, The Commodity Exchange Act in Perspective A Short And Not-So-Reverent History of Futures Trading Legislation in the United States, 39 Wash. & Lee L. Rev. 825, 833-834 (1982), available at https://scholarlycommons.law.wlu.edu/wlulr/vol39/iss3/3/, citing generally Johnson, The Perimeters of Regulatory Jurisdiction Under the Commodity Futures Trading Commission Act, 25 Drake L. Rev. 61 (1975); I P. Johnson, Commodities Regulation 33-53 (1982). The one exception at the time of Mr. Stassen’s article was onions. See Onion Futures Act, Pub. L. 85-839, §1, 72 Stat. 1013 (1958). Since that time, a second exception has been added, for motion picture box office receipts. See Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. 111-203, tit. VII, §721(e)(10), 124 Stat. 1672 (2010).

61.	As a simple example, corporate stock, which is clearly a security under the federal securities statutes, falls within the definition of “commodity” under the CEA.

62.	Cf. Daniel, 439 U.S. at 570.

63	As a result, the CFTC has exclusive jurisdiction with respect to swaps and futures contracts relating to bitcoins that trade in designated markets.

64.	7 U.S.C. §2(a)(1)(A).

65.	Cipher Technologies Management LP is registered with the CFTC as a commodity pool operator, and, given the current income-generating bitcoin-related derivative instruments contemplated by the Initial Registration Statement, we anticipate potentially needing to operate the Fund as a commodity pool in accordance with applicable CFTC and National Futures Association requirements.

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4.	A Contrary Conclusion Has Broader Policy Implications

The stated definitions of “security” under the 1940 Act and the Investment Advisers Act of 1940, as amended (the “Advisers Act”), are identical.66 While there is almost 40 years of precedent supporting non-equivalence in the scope of the definition of “security” for purposes of the 1933 Act and the 1934 Act, on the one hand, and the 1940 Act, on the other hand, there is no precedent, authority, or particularly compelling argument for distinguishing between the scope of “security” for purposes of the 1940 Act and the Advisers Act. Accordingly, a determination that bitcoin is not a security for purposes of the 1940 Act would presumably be a determination that bitcoin is not a security for purposes of the Advisers Act.

While a determination that bitcoin does not constitute a security for purposes of the 1940 Act might simply push registration statement reviews for proposed investment vehicles from the Division of Investment Management to the Division of Corporation Finance (and deprive would-be investors of substantive protections afforded by the 1940 Act, such as independent board members, restrictions on affiliated transactions, restrictions on leverage, and custody requirements), a determination that bitcoin does not constitute a security for purposes of the Advisers Act would effectively preclude SEC oversight of any bitcoin-focused investment adviser, limiting its purview to generic antifraud considerations.67 Such a determination would be squarely at odds with one of the SEC’s core missions, namely, to protect investors.

5.	Congress Is the Appropriate Entity to Change the Federal Securities Laws

If bitcoin is determined to be a “security” for purposes of the federal securities laws, then the participants in its ecosystem would no doubt find the current statutory and regulatory requirements to be heavy in light of the environment in which they currently operate. We are sympathetic to general concerns, articulated by many such persons, that regulation of cryptocurrencies pursuant to the federal securities laws may stifle innovation or cause the United States to yield the playing field of this nascent asset class to other regulatory jurisdictions. However, Justice Marshall’s thoughtful observation in Reves is instructive here:

66.	Compare 15 U.S.C. §80a-2(a)(36) with 15 U.S.C. §80b-2(a)(18).

67.	This is clearly an issue the Staff is considering. See Engaging on Non-DVP Custodial Practices and Digital Assets, SEC Staff Letter (Mar. 12, 2019), available at https://www.sec.gov/investment/non-dvp-and-custody-digital-assets-031219-206 (“To what extent are investment advisers including digital assets in calculating regulatory assets under management for purposes of meeting the thresholds for registering with the [SEC]? What considerations are included within this analysis?”).

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“An approach founded on economic reality rather than on a set of per se rules is subject to the criticism that whether a particular note is a ‘security’ may not be entirely clear at the time it is issued. Such an approach has the corresponding advantage, though, of permitting the SEC and the courts sufficient flexibility to ensure that those who market investments are not able to escape the coverage of the Securities Acts by creating new instruments that would not be covered by a more determinate definition. One could question whether, at the expense of the goal of clarity, Congress overvalued the goal of avoiding manipulation by the clever and dishonest. If Congress erred, however, it is for that body, and not this Court, to correct its mistake.”68

The Court’s caution would be equally well-heeded by the SEC and the Staff. The federal securities laws may well not provide an ideal regulatory construct for all aspects of cryptocurrency-related business activities, but it is the regulatory construct which exists for the SEC, and its imperfection should not be an excuse for inaction or regulatory abdication by the SEC or the Staff. Rather, the SEC should make such determinations as are necessary for it to make and then act accordingly, secure in the knowledge that Congress remains free to disagree with such determinations through the passage of legislation.

C.	The Fund is Registering Appropriately Under the 1940 Act

Having established that the Fund is an investment company for 1940 Act purposes, it follows that the Fund is registering appropriately under the 1940 Act. Having filed its Form N-8A on 13 May 2019, the Fund is effectively registered for purposes of the 1940 Act.69 As for its initial registration statement under §8(b) of the 1940 Act and its registration statement under the 1933 Act, the Fund is appropriately using Form N-2.70

II.	The Staff Should Perform a Full Review of the Initial Registration Statement and Issue Comments

Having addressed the threshold matter that you raised and having established that the Fund is an investment company appropriately registering under the 1940 Act, we respectfully request that the Staff perform a detailed review of the Initial Registration Statement and issue comments so that we may engage with the Staff in respect of any specific questions and requests that it may have regarding the Initial Registration Statement and the Fund. Please note that we are not requesting any special treatment from the Staff; we are requesting that the Staff treat Cipher Technologies Management LP consistently with how it treats other sponsors filing initial registration statements for closed-end investment companies. The Staff’s refusal to afford the Fund the benefit of a full review of its Initial Registration Statement is inconsistent with the Staff’s stated practice:

The disclosure review process seeks to achieve accurate, clear, and concise disclosures and help ensure that funds comply with the federal securities laws. To accomplish this, the staff uses a risk-based approach to identify filings and disclosures that should receive a greater degree of review, such as filings by novel and complex funds and new disclosures.

68.	Reves, 494 U.S. at 63 n.2.

69.	See 15 U.S.C. §80a-8(a) (“Any investment company organized or otherwise created under the laws of the United States or of a State may register for the purposes of this subchapter by filing with the [SEC] a notification of registration, in such form as the [SEC] shall by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors. An investment company shall be deemed to be registered upon receipt by the [SEC] of such notification of registration.”).

70.	See General Instruction A to Form N-2 (“Form N-2 shall be used by all closed-end management investment companies, except small business investment companies licensed as such by the United States Small Business Administration, for filing: (1) an initial registration statement under Section 8(b) of the [1940 Act] and any amendment to it; (2) a registration statement under the [1933 Act] and any amendment to it; or (3) any combination of these filings.”).

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[The Division of Investment Management’s Disclosure Review and Accounting Office] generally performs some level of review of all initial registration statements, many post-effective amendments, and all preliminary proxy materials. The staff may conduct a full or selective review of a filing. A full review is a comprehensive review in which the staff examines the entire filing for compliance with the applicable requirements of the federal securities laws. A selective review focuses on one or more specific items of disclosure and determining that the filing is in good order.71

We are aware of the Staff’s view, articulated in the 2018 Staff letter you referenced,72 that until the significant legal and investor protection issues identified in the Staff letter can be addressed satisfactorily, the Staff does not believe that it is appropriate for fund sponsors to initiate registration of a fund having the Fund’s investment strategy and anticipated holdings. We are also aware of the SEC’s longstanding position with respect to Staff views,73 the statutory process for registering the offering of an investment company’s shares, and the role of the SEC in making effectiveness and other related determinations.

When I spoke with Commissioners in April, I was struck by their dedication to the formal and informal practices that have developed over the years in respect of processing investment company registration statements. In particular, I found it both telling and reassuring that they all expressed a clear desire to receive the input and recommendations of the Staff in respect of any registration statement that they might be considering for an investment company. It is unclear how the Commissioners would obtain the benefit of the Staff’s informed judgment in respect of the Fund’s registration statement if the Staff does not undertake to review it.

The May Letter emphasized potential issues related to valuation, custody, and potential manipulation in the bitcoin market. If you believe that the Initial Registration Statement does not provide disclosure on one or more of these points that is required pursuant to Form N-2, we would appreciate specific commentary as to how the Initial Registration Statement is deficient in this regard. As you know, my colleague, Gerald T. Banks, and I submitted a letter, dated 13 May 2019, to Ms. Dalia Blass that sought to address publicly stated Staff concerns regarding, among other things, valuation, custody, and potential manipulation. Insofar as you feel that our letter did not satisfactorily address the Staff’s concerns, we would likewise appreciate greater specificity as to why the specific arguments that we raised in our letter do not satisfactorily address the Staff’s concerns so that we may address those concerns in more detail. We note that at FinHub’s 31 May 2019 FinTech forum, several experts expressed the view that custody of cryptocurrency assets may be dealt with effectively with appropriate controls.74 We also reiterate here, as I have emphasized to the Staff in other contexts, that registered investment companies are already subject to an extensive regulatory framework which should help to mitigate potential risks associated with valuation, custody, and potential manipulation.

71.	Disclosure Review and Accounting Office, Div. of Inv. Mgmt., Sec. and Exch. Comm’n, ADI 2018-06 – Requests for Selective Review (last updated June 12, 2018), available at https://www.sec.gov/investment/adi-2018-06-requests-selective-review (emphasis added and internal footnotes removed).

72.	Engaging on Fund Innovation and Cryptocurrency-related Holdings, SEC Staff Letter (Jan. 18, 2018), available at https://www.sec.gov/divisions/investment/noaction/2018/cryptocurrency-011818.htm.

73.	See n. 43, supra.

74.	Securities and Exchange Commission FinTech Forum: Distributed Ledger Technology And Digital Assets, May 31, 2019 (accessed via Bloomberg terminal June 5, 2019).

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III.	The Fund Respectfully Declines to Withdraw the Initial Registration Statement

We are aware that the Staff has asked sponsors that have filed registration statements for proposed investment companies seeking to invest substantially in cryptocurrency and related products to voluntarily withdraw those registration statements. We are also aware that, in their complete discretion and for their own reasons, such sponsors have elected to withdraw those registration statements following the Staff’s requests. However, as intimated at my meeting with the Staff on 10 May 2019, and consistent with our response (via counsel) to your initial withdrawal request by telephone on 14 May 2019, we again respectfully decline to withdraw the Initial Registration Statement.

* * * * *

We appreciate your commitment to working with us. We are also committed to working with you to address any specific questions or concerns that you or other members of the Staff may articulate regarding the Initial Registration Statement and the disclosures contained within it – on the record and consistent with applicable laws and rules and the historical practice and precedent of the SEC and the Staff. Having established the Fund’s status as an investment company for purposes of the 1940 Act in response to your request, we look forward to speaking further with you and your colleagues, and also to receiving your comments on the Initial Registration Statement.

Sincerely,

/s/ Jacob E. Comer

Jacob E. Comer

Head of Regulatory and Compliance

cc:	The Honorable Jay Clayton

The Honorable Robert J. Jackson, Jr.

The Honorable Hester M. Peirce

The Honorable Elad L. Roisman

Dalia Blass, Director

Sumeera Younis, Branch Chief